SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Simon Property Group, Inc.

_____________________

(Name of Issuer)

Common Stock, par value $.0001per share

________________________

(Title of Class of Securities)

828806 10 9

____________________________

(CUSIP Number)

December 31, 2004

________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X ]         Rule 13d-1(d)

CUSIP No.   828806 10 9                                                                    Page 2 of  6

NAME OF REPORTING PERSON Edward J. DeBartolo, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 419,600
	6	SHARED VOTING POWER 15,163,838
	7	SOLE DISPOSITIVE POWER 419,600
	8	SHARED DISPOSITIVE POWER 15,163,838
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,583,438
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.    828806 10 9                                                                      Page 3 of  6

NAME OF REPORTING PERSON NID Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,000
	6	SHARED VOTING POWER 14,756,722
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,760,722
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,760,722
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.    828806 10 9                                                                        Page 4 of  6

Item 1.(a)    Name of Issuer

    Simon Property Group, Inc. ("SPG").

Item 1.(b)    Address of Issuer's Principal Executive Offices:

    115 West Washington Street

    Indianapolis, Indiana  46204

Item 2.(a), 2(b), and 2(c) Name of Person Filing; Address of Principal Business Office; and Citizenship

    Name:     NID Corporation

    Address:     15436 North Florida Avenue, Suite 200

                       Tampa, Florida 33613

    Citizenship:     Ohio

    Name:     Edward J. Debartolo

    Address:     15436 North Florida Avenue, Suite 200

                       Tampa, Florida 33613

    Citizenship:     U.S.A.

Item 2.(d)    Title of Class of Securities:

    SPG common stock, par value $.0001 per share (the "SPG Common Stock").

Item 2.(e)    Cusip Number:      828806 10 9

Item 3. Statement filed pursuant to Rule 13d-1(b), 13d-2(b) or (c):

    n/a

CUSIP No.    828806 10 9                                                                        Page 5 of  6

Item 4.    Ownership

NID Corporation

    (a)           Amount Beneficially Owned (1): 14,760,722

    (b)           Percent of Class (2):                 6.2%

    (c)           Number of shares as to which such person has voting and dispositive power:

                    See items  5 through 8 of page 3 of this amendment.

Edward J. DeBartolo, Jr.

    (a)           Amount Beneficially Owned (3): 15,583,438

    (b)           Percent of Class (2):                 6.6%

    (c)           Number of shares as to which such person has voting and dispositive power:

                    See items  5 through 8 of page 2 of this amendment.

(1)  Includes:  2,350,000 Units held by EJDC II, LLC, a wholly-owned subsidiary of NID Corporation;  3,601,559 Units held by Great Lakes Mall LLC, an indirect wholly-owned subsidiary of NID Corporation;  1,852,000 Units held by Great Lakes Mall II LLC, an indirect wholly-owned subsidiary of NID Corporation; 1,905,236 Units held by NIDC LLC, an indirect wholly-owned subsidiary of NID Corporation; 1,523,963 Units held by EJDC III, LLC, a wholly-owned subsidiary of NID Corporation;  823,964 Units held by EJDC IV, LLC, a wholly-owned subsidiary of NID Corporation; 700,000 Units held by EJDC V, LLC, a wholly-owned subsidiary of NID Corporation; 750,000 Units held by DeBartolo LLC, a wholly-owned subsidiary of NID Corporation; 1,250,000 Units held by DeBartolo III, LLC, a wholly-owned subsidiary of NID Corporation; and 4,000 shares of Class C Common Stock (as defined below) held by NID Corporation.

(2)  Based on the Annual Report on Form 10-Q, filed by SPG on November 8, 2004, there were 221,155,173 shares of SPG common stock, par value $0.0001 per share ("Common Stock") outstanding as of October 29, 2004; along with 8,000 shares of SPG class B common stock, par value $0.0001 per share and 4,000 shares of SPG class C common stock, par value $0.0001 per share ("Class C Common Stock"). The percentage also includes the currently exercisable right to acquire 15,579,438 shares of SPG Common Stock upon the conversion of units of partnership interests in Simon Property Group, L.P. (the "Units") beneficially held by Mr. DeBartolo or NID Corporation.

(3)  Includes (i) 4,000 shares of Class C Common Stock held by NID Corporation, an entity controlled by Mr. DeBartolo, (ii) 419,600 Units held directly by Mr. DeBartolo, (iii) 14,756,722 Units which are held by various subsidiaries of NID Corporation (see note 1 above), an entity controlled by Mr. DeBartolo, (iv) 134,372 Units held by the Lisa M. DeBartolo Revocable Trust, of which Mr. DeBartolo is the trustee, (v) 134,372 Units held by the Tiffanie L. DeBartolo Revocable Trust, of which Mr. DeBartolo is the trustee, and (vi) 134,372 Units held by the Nicole DeBartolo Revocable Trust, of which Mr. DeBartolo is the trustee.

CUSIP No.    828806 10 9                                                                        Page 6 of  6

Item 5.    Ownership of Five Percent or Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [  ]   n/a

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:    n/a

Item 7.     Identification and Classification of the Subsidiary which acquired the securities being reporting on by the parent holding company:    n/a

Item 8.    Identification and Classification of Members of the Group:      n/a

Item 9.    Notice of dissolution of Group:     n/a

Item 10. Certification:    n/a

EXHIBITS

Exhibit A Joint Filing Agreement and Power of Attorney (Incorporated by reference to Exhibit A to Schedule 13G filed by the Reporting Persons on January 24, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

                                                                            /s/Edward J. DeBartolo

                                                                           _______________________________

                                                                                       Edward J. DeBartolo

                                                                          NID CORPORATION

                                                                            /s/Gary Lufkin

                                                                           _______________________________

                                                                            By: Gary Lufkin

                                                                            Its: Treasurer